UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2021

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Convocation Notice of the 20th Annual General Meeting of Shareholders

Letter to the Shareholders

Shinhan Financial Group

20, Sejong-daero 9-gil, Jung-gu,

Seoul 04513, Korea

March 3, 2021

Dear Shareholders,

Thank you for your continued investment and trust in Shinhan Financial Group (“the Group”, “the Company”, “Shinhan FG”). FY2020 was the year when everything has changed. The pandemic will be remembered as a turning point in every aspect of our daily lives, including the way we work and the way we do our business. Finance has been playing a core role in supporting our community in the time of COVID-19. We have enacted business contingency plans to sustain Resilience and Fundamentals within various business lines as well as our community and the system.

Amid such turbulence, the Group has initiated a ‘Zero Carbon Drive’ in November 2020 to cope with the climate change, being the first amongst the East Asian financial institutions to announce. The plan is to achieve neutral carbon emission for the Group’s asset portfolio by 2050. We understand the crucial role that finance plays in driving positive changes across various industries, and indeed the goal may be ambitious for a financial institution to reach, but a necessary step forward.

To quickly spread the core ESG initiatives to each subsidiary, an ESG leadership committee has been added to our ESG governance layer. The ESG leadership committee will include all our subsidiaries’ CEOs, starting from February 2021. In the past, our ESG initiatives have been shared as a “top-down” approach. However, we will now adopt a “bottom-up approach”, where each subsidiary will be responsible to implement and embed ESG into their business.

The issues surrounding the incomplete sales of LIME funds have lingered over the Company for the whole of 2020. Illiquid asset investments by LIME Asset Management led to a massive halt in redemption during late 2019. As distributors of the funds, the Boards of Shinhan Bank and Shinhan Investment Securities have begun compensating customers for their losses in advance. The Group’s Board has taken this event seriously and has enhanced the product governance to fulfill our fiduciary duties to our customers.

Subcommittees of the Board have also held numerous discussions on the LIME fund incident, from the impact it has on the Group’s reputation, impact for shareholders and the impact on its customers. A thorough review has been conducted, and has been followed with precautionary measures put in place to avoid similar events from happening in the future. Please refer to the ‘Additional Information’ section under VI. LIME fund incomplete Sales Incident and the Board’s Risk Management, for detailed information.

Meanwhile, the Group has managed to record its highest net profit for a fiscal year. This was possible with efforts to increase interest income though meticulous margin management and to boost non-interest profits especially from capital market businesses, including trading and investment banking sectors. Also, efforts to expand our capital markets business have been ongoing via M&A transactions. The Group has added venture capital company, Neoplux in September 2020 (Rebranded to Shinhan Venture Investment in January 2021), as a wholly owned subsidiary. In January 2021, the Group acquired from BNP Paribas its minority ownership in Shinhan BNPP Asset Management. The Board believes that these transactions will enhance Group’s mid-term ROE, which we aim to enhance to 10% level.

Although the current pandemic restricts us from initiating higher payouts, the disclosed mid-term capital management strategy is intact. The Board firmly believes that progressive dividend payout is crucial in reinforcing confidence to the investor community. As a first step, we have included in the proposed changes to the Articles of Incorporation to allow quarterly dividend payouts. Shareholder return tools will be diversified, including share buybacks and more frequent cash dividend payouts.

Sound corporate governance is crucial to our development in the long term and the Board intends to continually improve disclosures and implement processes and procedures to ensure alignment with the Company’s strategy. The Company adopts a transparent and robust nomination process that allows the Board to evaluate directors based on a number of qualitative factors. This will ensure appointments help to deliver on the Company’s strategic goals and ultimately advance the best interests of our shareholders. We believe the current proposed Board will act upon the best interest of our shareholders, providing risk oversight and stewardship of management.

On behalf of our Board of Directors, I would like to invite you to attend our upcoming Annual General Meeting (“AGM”) on Thursday March 25th. The AGM will be held at Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea.

Upcoming AGM can be accessed and will be broadcasted live through our homepage at: https://www.shinhangroup.com

This year, we are nominating Park An-soon, Bae Hoon, Byeon Yang-ho, Sung Jae-ho, Lee Yong Guk, Lee Yoon-jae, Choi Kyoung-rok, Choi Jae Boong, Huh Yong-hak, and Kwak Su Keun as Independent Director candidates to the Board. We believe they will bring their vast experience in technology, accounting, legal, international business and more, adding great value to our Board. These new appointments are to ensure a smooth transition in relation to succession planning, with Messrs. Park Cheul and Yuki Hirakawa resigning from the Board due to long tenure. The Company is committed to achieving diversity in a variety of facets as reflected throughout the business. Details on the background information of director nominees standing for election/re-election can be found in this circular.

Additionally, you will also find background information to the resolutions to be proposed at the AGM including an explanatory statement for relevant proposals, and information on voting and other issues relating to the AGM. The Board hopes shareholders find the information useful and that it will enhance your understanding to help you make an informed voting decision.

Your participation at the AGM is very important and we encourage you to exercise your right to vote whether you choose to attend the meeting or not.

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that you vote IN FAVOUR of the proposed resolutions.

The AGM offers a valuable opportunity for you to meet the members of our Board and senior management and learn more about the performance of Shinhan Financial Group. I am also looking forward to updating you on the progress of our strategy delivery and hearing your questions on the Company’ performance and prospects. We value your participation and encourage you to vote. We warmly invite you to attend the AGM and look forward to meeting you. Health and safety of our shareholders remain upmost importance, as we navigate together the future of the Group.

Yours faithfully,

On behalf of the Board

Cho Yong-byoung

CEO of Shinhan Financial Group

Table of Contents

Convocation Notice of the 20th Annual General Meeting of Shareholders

Notice is hereby given that the 20th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1.	Date and Time: March 25, 2021 10 A.M. Korea Standard Time (UTC+9)
2.	Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
3.	Record Date: December 31, 2020

Agendas to be Voted on

   Agenda Item No. 1 Approval of Financial Statements and Annual Dividends for fiscal year 2020
(January 1, 2020 – December 31, 2020)

Agenda Item No. 2 Approval of Revision to Articles of Incorporation

Agenda Item No. 3 Election of Directors

(1 Non-Executive Director, 9 Independent Directors)

Agenda Item No. 3-1 Non-Executive Director Candidate : Mr. Jin Ok-dong

Agenda Item No. 3-2 Independent Director Candidate : Mr. Park Ansoon

Agenda Item No. 3-3 Independent Director Candidate : Mr. Bae Hoon

Agenda Item No. 3-4 Independent Director Candidate : Mr. Byeon Yang-ho

Agenda Item No. 3-5 Independent Director Candidate : Mr. Sung Jae-ho

Agenda Item No. 3-6 Independent Director Candidate : Mr. Lee Yong Guk

Agenda Item No. 3-7 Independent Director Candidate : Mr. Lee Yoon-jae

Agenda Item No. 3-8 Independent Director Candidate : Mr. Choi Kyong-rok

Agenda Item No. 3-9 Independent Director Candidate : Mr. Choi Jae Boong

Agenda Item No. 3-10 Independent Director Candidate : Mr. Huh Yong-hak

Agenda Item No. 4 Election of Audit Committee Member who will serve as Independent Director

(Audit Committee Member Candidate : Mr. Kwak Su Keun)

Agenda Item No. 5 Election of Audit Committee Member (2 members)

Agenda Item No. 5-1 Audit Committee Member Candidate : Mr. Sung Jae-ho

Agenda Item No. 5-2 Audit Committee Member Candidate : Mr. Lee Yoon-jae

Agenda Item No. 6 Approval of the Director Remuneration Limit

Additional Information

I.	Number and Classification of Voting Shares
II.	Method of Resolutions
III.	Members of the Board of Directors after the 20th Annual General Meeting of Shareholders

IV.	Corporate Governance Overview
V.	Board and Committee Structure
VI.	LIME fund incomplete Sales Incident and the Board’s Risk Management

Exhibit 99.1 Separate Financial Statements (Independent Auditor’s Report)

Exhibit 99.2 Consolidated Financial Statements (Independent Auditor’s Report)

Meeting Agendas

Agenda Item No. 1  Approval of Financial Statements and Annual Dividends

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2020 (January 1, 2020 - December 31, 2020), including Statements of Appropriation of Retained Earnings)

Voting Item(s)

Pursuant to Article 449 of the Commercial Act, the Board seeks shareholders’ approval of the Company’s separate financial statements and consolidated financial statements for FY 2020.

Audited financial statements with the independent auditor’s opinion are disclosed separately on the Company website (http://www.shinhangroup.com) and can be found on EDGAR of the US. Securities and Exchange Commission website (https://www.sec.gov) on March 3, 2021.

Company Overview

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary businesses of the following:

1.	controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares;
2.	investing in or providing financial support to subsidiaries and to raise capital necessary for financial support; and
3.	supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and ICT systems.

As of December 31, 2020, Shinhan Financial Group consists of 18 direct subsidiaries that include Shinhan Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance, Orange Life Insurance, Shinhan Capital and Shinhan Asset Management (Rebranded from Shinhan BNPP Asset Management), and 30 indirect subsidiaries.

Business Results of FY 2020 (consolidated basis)

For the fiscal year 2020, Shinhan Financial Group recorded KRW 3,415 billion of consolidated net income attributable to equity shareholders, the record high net profit since its inception.

Group net income increased by 0.3% year-on-year, growth for seven consecutive years, which has proven to be strong despite preemptive COVID19-reserving to reduce uncertainty Despite the margin compression from two base rate cuts in 2020, interest income increased by 1.9% year-on-year attributed to over 10.6% loan growth from Shinhan Bank. Non-interest income grew by 7.9% year-on-year due to the non-banking business expansion and strong capital markets businesses. Within non-interest income, fee income increased by 11.3% year-on-year led by retail brokerage fee surge and lease financing fees. As a result, the income contribution from non-banking subsidiaries has grown up to 41%.

The Group’s accumulated provision for credit losses increased by 46.3% year-on-year to KRW 1,391 billion, mainly due to COVID19-related provisioning. The Group maintained its credit cost ratio at a solid level of 41bp, 11bps spike year of year. Excluding the COVID-19 related provisioning, normalized credit cost stood at 29bp, well below 5-year recurring average level.

(Subsidiaries Income Reflecting SFG Ownership, in KRW bil.)	FY 2020	FY 2019	YoY%
Bank (a)	2,091.0	2,350.2	-11.0
Shinhan Bank	2,077.8	2,329.2	-10.8
Jeju Bank	13.2	21.0	-37.3
Non-Bank (b)	1,473.4	1,211.2	21.6
Shinhan Card	606.5	508.8	19.2
Shinhan Investment Corp.	154.8	220.9	-29.9
Shinhan Life Insurance	177.8	123.9	43.6
Orange Life Insurance[1]	279.3	160.6	73.9
Shinhan Capital	160.6	126.0	27.4
Shinhan BNPP AM	17.3	15.0	15.5
Shinhan Savings Bank	27.0	23.1	16.6
Asia Trust	27.5	10.9	153.0
Shinhan DS	1.9	2.1	-10.2
Shinhan AITAS	13.0	10.8	20.3
Shinhan Credit Information	1.5	0.5	194.3
Shinhan Alternative Investment Management	3.4	2.1	60.1
Shinhan REITs Management	3.8	7.4	-49.2
Shinhan AI	0.3	-0.7	n.a.
Neoflux	-1.1	-	n.a.
SFG (a+b)	3,564.4	3,561.5	0.1
Consolidated Net Income	3,414.6	3,403.5	0.3

[1]	Orange Life share ownership increased from 59.15% in FY2019 to 100% in FY2020

The net income from non-bank subsidiaries increased 21.6%, from KRW 1,211.2 billion in 2019 to KRW 1,473.4 billion in 2020. The income contribution from non-bank subsidiaries were up to 41% from the previous year’s 34%. This is due to the non-banking, capital markets driven growth strategy, which has been one of the Group’s focus areas over the past four years.

Net profits reported by	Net Income Contribution
Shinhan Bank	58%
Shinhan Card	17%
Shinhan & Orange Life	13%
Shinhan Investment Corp.	4%
Other Subsidiaries	8%

* Above mentioned Business Results of FY 2020 figures based on FY2020 Business Results Presentation on our website

Shareholder Return

The Board has proposed KRW 1,500 dividend per common share for FY2020 and the total dividend amount is KRW 773.8 billion. (payout ratio: FY2019 25.0% → FY2020 22.7%) Despite the continued efforts to enhance shareholder return, FY2020 cash dividend has been recommended to be adjusted for the results of the stress test. On January 28 2021, Financial Services Commission("FSC") announced guidance that advises banks and banking groups to maintain their dividend payout below 20% until the end of June 2021 in response to the COVID-19 pandemic. Although the Group has maintained strong financial performance and soundness throughout the virus breakout, preemptive efforts were recommended by the regulators.

Historical Dividend Distribution
(%)
(%)
25.5
25.0
24.5
24.0
23.5
23.0
22.5
22.0
21.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
24.0
24.8
23.6
23.9
25.0
22.7
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020
Dividend payout ratio (LHS)
Dividend yield (RHS)

Dividend for Common Stocks	FY2020	FY2019	FY2018
Dividend per Share	KRW 1,500	KRW 1,850	KRW 1,600
Total Amount of Dividend	KRW 774 bil.	KRW 884 bil.	KRW 753 bil.
Dividend Payout Ratio	22.7%[2]	25.0%[3]	23.9%
Dividend Yield (Based on the Korea Exchange)	4.5%	4.1%	3.9%

[2]	FY2020 dividend payout ratio excludes dividend paid to convertible preferred shares issued (KRW 29,999.1 mln) in FY2020
[3]	FY2019 dividend payout ratio excludes dividend paid to convertible preferred shares issued (KRW 32,341.7 mln) in FY2019

- Please refer to to Exhibit 99.1 and 99.2 for the separate financial statements and Consolidate financial statements of Shinhan Financial Group. For more detailed information of notes to financial statements, please refer to the audit report through a 6-K filing disclosure dated on 3 March, 2021.

Agenda Item No. 2  Approval of Revision to Articles of Incorporation

Voting Item(s)

Pursuant to Article 433 of the Commercial Act, we seek shareholders’ approval to revise the Articles of Incorporation (“AOI”). Outlined below are the articles as they stand, alongside the proposed amendments.

Proposed revision is to comply with the updated the amendment to the Commercial Code (Commercial Law amendment Act number 17764) and introduction of the ‘electronic registration of Stocks, Bonds, etc.’, and to reflect the changes in the names of the committees within the Board of Directors.

One of the highlights of the proposed amendment is the allowance of quarterly cash dividend. This is a preemptive measure to cope with the Mid-term Capital Management plan disclosed in September 2020, where the Group seeks a shareholder return in variety of ways, through interim dividends or share buybacks and cancellations.

The Board believes that the updates reflected in the proposed revision of AOI give the Company more flexibility in its capital management as the Company and the Board has the discretion to distribute quarterly dividend and other means of shareholder return.

The Company also proposes amendments to the issuance of convertible bonds. Given that the characteristics of the bonds with warrant are similar to those of the convertible shares, convertible bonds and convertible contingent capital securities, the current version has been amended so that the above securities may share the aggregate issue limit in lieu of separate limit. The Board believes that aggregate limit will allow the company to efficiently manage the debt issuance going forward.

The proposed changes also include name and functional changes within the sub-committee and the board level. The current 8 sub-committees will be merged and reorganized to 7 sub-committees after the FY2020 AGM, subject to shareholder’s approval. Details of the functional changes is explained in the Additional Information Section, under V.Board and Committee Structure.

Current Provisions	Proposed Amendments	Remarks

Article 9 (Number and Terms and Conditions of Preferred Shares)

(6) Whether or not to specify the term of the preferred shares shall be determined by a resolution of the Board of Directors. If the Company intends to specify the term of the preferred shares, such term shall be determined by a resolution of the Board of Directors at the time of issuance thereof within the period of one (1) year or more but less than ten (10) years from the issuance date of the preferred shares, and the preferred shares shall be converted into the common shares upon the expiration of the above period; provided, however, that if the prescribed dividends on the preferred shares during the above period have not been paid, the above period shall be extended until such dividends on the preferred shares have been fully paid. In such case, Article 15 shall apply mutatis mutandis to the payment of dividends on the shares to be issued as a result of conversion.

Article 9 (Number and Terms and Conditions of Preferred Shares)

(6) Whether or not to specify the term of the preferred shares shall be determined by a resolution of the Board of Directors. If the Company intends to specify the term of the preferred shares, such term shall be determined by a resolution of the Board of Directors at the time of issuance thereof within the period of one (1) year or more but less than ten (10) years from the issuance date of the preferred shares, and the preferred shares shall be converted into the common shares upon the expiration of the above period; provided, however, that if the prescribed dividends on the preferred shares during the above period have not been paid, the above period shall be extended until such dividends on the preferred shares have been fully paid. <Deleted>

Due to the amendments to the Commercial Code, the provision of the Commercial Code prescribing that the new shares may be deemed to have been issued at the end of the immediately preceding fiscal year at the time of payment of dividends on such new shares as provided in these AOI, has been deleted. Therefore, Article 15 has been amended to the effect that the Company shall equally pay the dividends with respect to all the shares (irrespective of the record date for the payment of dividends and the issue price of shares) and the relevant provisions have been updated.

Current Provisions	Proposed Amendments	Remarks

Article 11 (Convertible Shares)

(4) In case of issuing the shares that may be converted into common shares under Paragraph (1) above, the Company may issue such convertible shares with a condition attached that they shall be converted into common shares to be issued by the Company in cases of falling under any subparagraph of Article 23 (2), to the extent that the total sum of their aggregate par value, and the issue price of convertible bonds under Article 20 (1) and convertible contingent capital securities under Article 23-2 (1) does not exceed KRW 1 trillion. In such case, Article 23-2 shall apply mutatis mutandis to the specific terms and conditions of the conversion and the allocation of shares.

(5) Article 15 shall apply mutatis mutandis to the payment of dividends on the shares to be issued as a result of conversion.

Article 11 (Convertible Shares)

(4) In case of issuing the shares that may be converted into common shares under Paragraph (1) above, the Company may issue such convertible shares with a condition attached that they shall be converted into common shares to be issued by the Company in cases of falling under any subparagraph of Article 23 (2), to the extent that the total sum of their aggregate issue price, and the issue price of convertible bonds under Article 20 (1), bonds with warrant under Article 21 (1) and convertible contingent capital securities under Article 23-2 (1) does not exceed KRW 2 trillion. In such case, Article 23-2 shall apply mutatis mutandis to the specific terms and conditions of the conversion and the allocation of shares.

(5)  <Deleted>

According to the current version, the aggregate issue limit of convertible shares, convertible bonds and convertible contingent capital securities is KRW 1 trillion. In addition, the issue limit of bonds with warrant is KRW 1 trillion.

Given that the characteristics of the bonds with warrant are similar to those of the convertible shares, convertible bonds and convertible contingent capital securities, the current version has been amended so that the above securities may share the aggregate issue limit in lieu of separate limit.

According to the current version, when calculating the remaining issue limit of convertible bonds and contingent capital securities, the ‘issue price’ of convertible shares shall be deducted, and when calculating the remaining issue limit of convertible shares, the ‘par value’ of convertible shares shall be deducted. As a result, when the Company issues the convertible shares at issue price different from their par value, the remaining issue limit of convertible bonds and contingent capital securities will differ from the remaining issue limit of convertible shares.

Therefore, the current version has been amended so that the issue price (not the par value) of convertible shares may be deducted from the remaining issue limit even in case of calculating the remaining issue limit of convertible shares as in the case of calculating the remaining issue limit of other bonds to ensure that the remaining issue limit of the securities sharing the issue limit may remain the same.

The reason for the amendment to Paragraph (5) is the same as the reason for the amendment to Article 9.

Article 14 (Stock Options) (9) Article 15 shall apply mutatis mutandis to the payment of dividends on new shares to be issued as a result of exercise of stock options.	Article 14 (Stock Options) (9) <Deleted>	The reason for the amendment to Paragraph (9) is same as the reason for the amendment to Article 9.

Current Provisions	Proposed Amendments	Remarks

Article 15 (Issuance Date of New Shares for the Purpose of Dividends)

If the Company issues new shares through paid-in capital increase, capital increase without consideration and stock dividend, such new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which such new shares are issued for the purpose of the dividends on such new shares.

Article 15 (Equal Dividends)

The Company shall equally pay the dividends with respect to the same classes of shares issued (including the case where such shares are converted) as of the record date for the payment of dividends, irrespective of the issuance date thereof.

The reason for the amendment to Article 15 is the same as the reason for the amendment to Article 9.
Article 16 (Transfer Agent) (4) The procedures for handling the business referred to in Paragraph 3 above shall comply with the Regulations on Securities Transfer Agency Business of Transfer Agent.	Article 16 (Transfer Agent) (4) The procedures for handling the business referred to in Paragraph 3 above shall comply with the relevant business regulations determined by the Transfer Agent.	Amendment by reflecting that the securities transfer agency business is not necessary due to the introduction of the electronic registration system
<Newly added>

Article 17 (Preparation and Maintenance of Register of Shareholders)

If necessary, including the case where there is any change in the current status of the shareholders who own 5% or more equities in the Company (including the related parties), the Company may request the electronic registration institution to prepare the particulars of such shareholders.

If the Company is to request the electronic registration institution to provide the particulars of the shareholders in order to understand the current status of the shareholders in accordance with Subparagraph 4 of Article 37(2) of the Act on Electronic Registration of Stocks, Bonds, Etc. and Item A, Subparagraph 3 of Article 31(4) of the Enforcement Decree of the above Act, there should be a relevant provision in these AOI. Therefore, the relevant provision has been newly added to these AOI.

Article 18 (Close of Register of Shareholders and Record Date)

(1) The Company shall suspend modification of entries in the register of shareholders with respect to the rights of shareholders from January 1 through January 15 every year.

(3) For the purpose of convening an Extraordinary General Meeting of Shareholders or if deemed otherwise necessary, the Company may, by a resolution of the Board of Directors, suspend modification of entries in the register of shareholders with respect to the rights of shareholders for a period not exceeding three (3) months, or designate the shareholders whose names appear in the register of shareholders on a certain date set by a resolution of the Board of Directors as the shareholders who can exercise the rights as shareholders. If the Board of Directors deems it necessary, the Company may suspend modification of entries in the register of shareholders and set the record date at the same time. The Company shall give at least two (2) weeks prior notice to the public thereof.

Article 18 (Record Date)

(1)  <Deleted>

(3) For the purpose of convening an Extraordinary General Meeting of Shareholders or if deemed otherwise necessary, the Company may, by a resolution of the Board of Directors, designate the shareholders whose names appear in the register of shareholders on a certain date set by a resolution of the Board of Directors as the shareholders who can exercise the rights as shareholders. In such case, the Company shall give at least two (2) weeks prior notice to the public thereof.

Reflection in these AOI of the fact that the procedures for closing the register of shareholders in order to confirm the shareholders are not necessary due to the introduction of the electronic securities system.

Article 19-2 (Electronic Registration of Rights to be Indicated on Bonds, etc.)

In lieu of issuing the bond certificate and the warrant certificates set forth in Chapter III, the Company shall electronically register the rights to be indicated on the bond and the warrant certificates with the electronic register of an electronic registration institution.

Article 19-2 (Electronic Registration of Rights to be Indicated on Bonds, etc.)

In lieu of issuing the bond certificate and the warrant certificates set forth in Chapter III, the Company shall electronically register the rights to be indicated on the bond certificates and the warrant certificates with the electronic register of an electronic registration institution; provided, however, that in case of the bonds, the Company may not electronically register the bonds other than the listed bonds, etc. which should be electronically registered in accordance with the applicable laws and regulations.

Under the Act on Electronic Registration of Stocks, Bonds, Etc., only the listed bonds and some others shall be electronically registered. Therefore, the grounds that the Company may not electronically register the bonds other than the bonds to be electronically registered have been added as the proviso.

Current Provisions	Proposed Amendments	Remarks

Article 20 (Issuance of Convertible Bonds)

(1) In any of the following cases, the Company may issue the convertible bonds to any person other than its shareholders by a resolution of the Board of Directors to the extent that the total sum of their aggregate par value, and the issue price of convertible shares under Article 11 (4) and convertible contingent capital securities under Article 23-2 (1) does not exceed KRW 1 trillion:

(5) Article 15 shall apply mutatis mutandis to the payment of dividends on the shares to be issued as a result of conversion and the payment of interests on the convertible bonds.

Article 20 (Issuance of Convertible Bonds)

(1) In any of the following cases, the Company may issue the convertible bonds to any person other than its shareholders by a resolution of the Board of Directors to the extent that the total sum of their issue price, and the issue price of convertible shares under Article 11 (4), bonds with warrant under Article 21 (1) and convertible contingent capital securities under Article 23-2 (1) does not exceed KRW 2 trillion:

(5) <Deleted>

Given that the characteristics of the bonds with warrant are similar to those of the convertible shares, convertible bonds and convertible contingent capital securities, the current version has been amended so that the above securities may share the aggregate issue limit in lieu of separate limit.

The reason for the amendment to Paragraph (5) is the same as the reason for the amendment to Article 9.

Article 21 (Issuance of Bonds with Warrant)

(1) In any of the following cases, the Company may issue the bonds with warrant to any person other than its shareholders by a resolution of the Board of Directors to the extent that their aggregate par value does not exceed KRW 1 trillion.

(5) Article 15 shall apply mutatis mutandis to the payment of dividends on the shares to be issued as a result of exercise of warrant.

Article 21 (Issuance of Bonds with Warrant)

(1) In any of the following cases, the Company may issue the bonds with warrant to any person other than its shareholders by a resolution of the Board of Directors to the extent that the total sum of their issue price and the issue price of convertible shares under Article 11 (4), convertible bonds under Article 20 (1) and the convertible contingent capital securities under Article 23-2 (2) does not exceed KRW 2 trillion.

(5) <Deleted>

The reason for the amendment to Paragraphs (1) and (5) is the same as the reason for the amendment to Article 20.

Article 22 (Issuance of Participating Bonds)

(1) In any of the following cases, the Company may issue the participating bonds to any person other than its shareholders by a resolution of the Board of Directors to the extent that their aggregate par value does not exceed KRW 1 trillion.

Article 22 (Issuance of Participating Bonds)

(1) In any of the following cases, the Company may issue the participating bonds to any person other than its shareholders by a resolution of the Board of Directors to the extent that their aggregate issue price does not exceed KRW 1 trillion.

Amendment for making the terms consistent with the terms in Articles 20 (1), 21 (1) and 23-2 (1).

Current Provisions	Proposed Amendments	Remarks

Article 23 (Issuance of Write-down Contingent Capital Securities)

(1) The Company may, by a resolution of the Board of Directors, issue the bonds with a condition attached that the obligation to repay the bonds and to pay the interests thereon shall be waived upon occurrence of any event determined in advance in accordance with objective and reasonable standards at the time of the issuance of such bonds (the “Write-down Contingent Capital Securities”) to the extent that their aggregate par value does not exceed KRW 10 trillion.

Article 23 (Issuance of Write-down Contingent Capital Securities)

(1) The Company may, by a resolution of the Board of Directors, issue the bonds with a condition attached that the obligation to repay the bonds and to pay the interests thereon shall be waived upon occurrence of any event determined in advance in accordance with objective and reasonable standards at the time of the issuance of such bonds (the “Write-down Contingent Capital Securities”) to the extent that their aggregate issue price does not exceed KRW 10 trillion.

The reason for the amendment to Paragraph (1) is the same as the reason for the amendment to Article 22.

Article 23-2 (Issuance of Convertible Contingent Capital Securities)

(1) The Company may, by a resolution of the Board of Directors, issue the bonds with a condition attached that they shall be converted into common shares of the Company upon occurrence of any event determined in advance in accordance with objective and reasonable standards at the time of the issuance of such bonds (the “Convertible Contingent Capital Securities”) to the extent that the total sum of their aggregate par value and the issue price of convertible shares under Article 11 (4) and convertible bonds under Article 20 (1) does not exceed KRW 1 trillion.

(6) Article 15 shall apply mutatis mutandis to the payment of dividends on the shares to be issued as a result of conversion and the payment of interests on the Convertible Contingent Capital Securities.

Article 23-2 (Issuance of Convertible Contingent Capital Securities)

(1) The Company may, by a resolution of the Board of Directors, issue the bonds with a condition attached that they shall be converted into common shares of the Company upon occurrence of any event determined in advance in accordance with objective and reasonable standards at the time of the issuance of such bonds (the “Convertible Contingent Capital Securities”) to the extent that the total sum of their issue price and the issue price of convertible shares under Article 11 (4), convertible bonds under Article 20 (1) and bonds with warrant under Article 21 (1) does not exceed KRW 2 trillion.

(6) <Deleted>

The reason for the amendment to Paragraphs (1) and (6) is the same as the reason for the amendment to Article 20.

Article 48 (Committee)

(1) The Company shall operate the following committees within the Board of Directors at all times:

1. Committee for corporate governance and recommending candidates for CEO

2. Steering committee of the Board of Directors

3. Audit committee

4. Committee for recommending candidates for independent directors

5. Risk management committee

6. Remuneration committee

7. Committee for recommending candidates for members of audit committee

8. Corporate social responsibility committee

Article 48 (Committee)

(1) The Company shall operate the following committee within the Board of Directors at all times:

1. Committee for recommending candidates for CEO

2. <Deleted>

3. Audit committee

4. Committee for recommending candidates for independent directors and members of audit committee

5. Risk management committee

6. Remuneration committee

7. <Deleted>

8. Environmental, social and governance (ESG) strategy committee

9. Committee for managing subsidiary’s business

Amended to reflect the changes in the names of the committees within the Board of Directors

Current Provisions	Proposed Amendments	Remarks
Article 49 (Remuneration for Directors) The remuneration for the Directors shall be determined by a resolution of the General Meeting of Shareholders.

Article 49 (Remuneration for Directors)

The maximum remuneration for the Directors shall be determined by a resolution of the General Meeting of Shareholders, and the specific payment method of the remuneration for the Directors shall be determined at the Board of Directors.

Amendment for clarifying the fact that the maximum remuneration for the Directors shall be determined at the General Meeting of Shareholders, and the specific payment method of the remuneration for the Directors shall be determined by a resolution of the Board of Directors.

Article 59-2 (Interim Dividends)

(1) The Company may pay interim dividends under Article 462-3 of the Commercial Code to its shareholders as of 0:00, July 1 of each year. Interim dividends shall be paid in cash.

(2) Interim dividends referred to in Paragraph (1) above shall be paid by a resolution of the Board of Directors; provided, however, that such resolution shall be made within 45 days from the record date referred to in Paragraph (1) above.

(3) The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net assets recorded in the year-end balance sheet of the immediately preceding fiscal year:

1.Paid-in capital of the Company as of the end of the immediately preceding fiscal year;

2.The aggregate amount of the capital reserves and earned surplus reserves, which have been accumulated as of the end of the immediately preceding fiscal year;

<Newly added>

3.The amount resolved to be distributed as dividends at the Ordinary General Meeting of Shareholders held in respect of the immediately preceding fiscal year;

4.Voluntary reserves which have been accumulated for specific purposes in accordance with the relevant provisions of these AOI or by a resolution of the General Meetings of Shareholders as of the end of the immediately preceding fiscal year; and

5.Earned surplus reserves to be accumulated for the fiscal year concerned, pursuant to the distribution of the contemplated interim dividends.

<Newly added>

(4) If new shares have been issued prior to the record date referred to in Paragraph (1) above after the commencement date of the fiscal year (including as a result of capitalization of reserves, stock dividends, request for conversion of convertible bonds and the exercise of warrant with respect to bonds with warrants), such new shares shall be deemed to have been issued at the end of the immediately preceding fiscal year for the purpose of the interim dividends.

(5) In the event of payment of interim dividends, the dividend rate for the preferred shares shall be the same as that for the common shares, unless otherwise determined by the Board of Directors at the time of the issuance of the preferred shares.

Article 59-2 (Quarterly Dividends)

(1) The Company may pay quarterly dividends under Article 165-12 of the Financial Investment Services and Capital Markets Act to its shareholders, who are registered in the Company’s final register of shareholders as of the end of March, June and September of each year. Quarterly dividends shall be paid in cash.

(2) Quarterly dividends referred to in Paragraph (1) above shall be paid by a resolution of the Board of Directors; provided, however, that such resolution shall be made within 45 days from each record date referred to in Paragraph (1) above.

(3) The maximum amount to be paid as quarterly dividends shall be calculated by deducting the following amounts from the net assets recorded in the year-end balance sheet of the immediately preceding fiscal year:

1.Paid-in capital of the Company as of the end of the immediately preceding fiscal year;

2.The aggregate amount of the capital reserves and earned surplus reserves, which have been accumulated as of the end of the immediately preceding fiscal year;

3.Unrealized profits as prescribed under the Enforcement Decree of the Commercial Code;

4.The amount resolved to be distributed as dividends at the Ordinary General Meeting of Shareholders held in respect of the immediately preceding fiscal year;

5.Voluntary reserves which have been accumulated for specific purposes in accordance with the relevant provisions of these AOI or by a resolution of the General Meetings of Shareholders as of the end of the immediately preceding fiscal year;

6.Earned surplus reserves to be accumulated for the fiscal year concerned, pursuant to the distribution of the contemplated quarterly dividends; and

7.The aggregate amount of quarterly dividends paid during the current fiscal year, if any.

(4) <Deleted>

(5) In the event of payment of quarterly dividends, the dividend rate for the preferred shares shall be the same as that for the common shares, unless otherwise determined by the Board of Directors at the time of the issuance of the preferred shares.

Amendment for an introduction of quarterly dividends system The reason for the amendment to Paragraph (4) is the same as the reason for the amendment to Article 9.

Current Provisions	Proposed Amendments	Remarks
<Newly added>	Addendum (15) Article 1 (Effective Date) These AOI shall be effective from the date on which the Ordinary General Meeting of Shareholders for the 20th fiscal year is held.	Addition of the enforcement date due to the amendment to these AOI

Agenda Item No. 3  Election of Directors
(1 Non- Executive Director, 9 Independent Directors)

Voting Item(s)

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company’s Articles of Incorporation, we seek shareholders’ approval to elect directors.

At the 20th Annual General Meeting of Shareholders, the following 10 directors (1 Non-Executive Director, 9 Independent Directors) will seek the approval of appointment from shareholders.

•	Agenda Item No. 3-1 Non-Executive Director Candidate : Mr. Jin Ok-dong
•	Agenda Item No. 3-2 Independent Director Candidate : Mr. Park Ansoon
•	Agenda Item No. 3-3 Independent Director Candidate : Mr. Bae Hoon
•	Agenda Item No. 3-4 Independent Director Candidate : Mr. Byeon Yang-ho
•	Agenda Item No. 3-5 Independent Director Candidate : Mr. Sung Jae-ho
•	Agenda Item No. 3-6 Independent Director Candidate : Mr. Lee Yong Guk
•	Agenda Item No. 3-7 Independent Director Candidate : Mr. Lee Yoon-jae
•	Agenda Item No. 3-8 Independent Director Candidate : Mr. Choi Kyong-rok
•	Agenda Item No. 3-9 Independent Director Candidate : Mr. Choi Jae Boong
•	Agenda Item No. 3-10 Independent Director Candidate : Mr. Huh Yong-hak

Overview

The Board of Directors is currently composed of 13 directors: 1 Executive Director, 2 Non-Executive Directors and 10 Independent Directors. Following the term expiration of 2 Non-Executive Director, Jin Ok-dong and Phillppe Avril, and 8 Independent Directors (Park Ansoon, Choi Kyong-rok, Yuki Hirakawa, Park Cheul, Byeon Yang-ho, Sung Jae-ho, Lee Yoon-jae and Huh Yong-hak), we recommend electing/re-electing Jin Ok-dong, Park An-soon, Bae Hoon, Byeon Yang-ho, Sung Jae-ho, Lee Yong Guk, Lee Yoon-jae, Choi Kyoung-rok, Choi Jae-boong, and Huh Yong-hak as directors. Messrs. Philippe Avril, Park Cheul, and Yuki Hirakawa will not stand for re-appointment due to accumulating long tenure. Proposed Board for FY2021 consists of 14 directors (1 executive, 1 non-executive, and 12 independent directors).

Current Board Composition			Standing for (Re) election	Proposed for FY2021
Director	Independence	Term End		Director	Independence
Cho Yong-byoung	Executive	FY2022 AGM	Term remaining	Cho Yong-byoung	Executive
Jin Ok-dong	Non-executive	FY2020 AGM	Yes	Jin Ok-dong[1]	Non-executive
Philippe Avril	Non-executive	FY2020 AGM	No	Bae Hoon	Independent
Park Ansoon	Independent	FY2020 AGM	Yes	Park Ansoon	Independent
Choi Kyong-rok	Independent	FY2020 AGM	Yes	Choi Kyong-rok	Independent
Yuki Hirakawa	Independent	FY2020 AGM	No	Lee Yong Guk	Independent
Park Cheul	Independent	FY2020 AGM	No	Choi Jae Boong	Independent
Byeon Yang-ho	Independent	FY2020 AGM	Yes	Byeon Yang-ho	Independent
Sung Jae-ho	Independent	FY2020 AGM	Yes	Sung Jae-ho	Independent
Lee Yoon-jae	Independent	FY2020 AGM	Yes	Lee Yoon-jae	Independent
Huh Yong-hak	Independent	FY2020 AGM	Yes	Huh Yong-hak	Independent
Yoon Jaewon	Independent	FY2021 AGM	Term remaining	Yoon Jaewon	Independent
Jin Hyun-duk	Independent	FY2021 AGM	Term remaining	Jin Hyun-duk	Independent
				Kwak Su Keun2)	Independent

1. Director Jin Ok-dong is currently going through a sanction debate from Financial Supervisory Service. First Sanction Review Committee was held on 25 February 2021, for the incomplete sales of LIME private equity fund. FSS has recommended to penalize (reprimand) the CEO of the Shinhan Bank and this will be determined through FSC’s approval. The approval will not likely be finalized until the AGM. The penalty discussed by the FSS were thoroughly considered by the Board Steering Committee and the Board of the Group in relations to proposing his candidacy at this AGM. Please refer to the ‘Non-Executive Director Recommendation’ section for further detail on his nomination.

2. Mr. Kwak Su Keun is separately standing for election of Audit Committee Member who will serve as Independent Director in ‘Agenda Item No.4’ pursuant to Article 19 of the Act on Corporate Governance of Financial Companies

Non-Executive Director Recommendations

The Board Steering Committee and Independent Director Recommendation Committee under the Board of Directors recommended one (1) Non-Executive Director, Mr. Jin Ok-dong and nine (9) Independent directors, of which six (6) directors, Messrs. Park Ansoon, Byeon Yang-ho, Sung Jae-ho, Lee Yoon-jae, Choi Kyong-rok and Huh Yong-hak are seeking to renew their terms.

The Board Steering Committee recommended Mr. Jin Ok-dong to renew his term as a Non-Executive Director for the Company. He is to renew his term as the CEO of Shinhan Bank. The Board believes that the CEO of the main subsidiary of the Group plays a vital role as a member of the Group’s Board. The Board has designated the CEO of Shinhan Bank as its non-executive member on the Group’s Board since its establishment. This is to ensure the core initiatives of the Group’s highest decision-making body has direct communication with the Bank.

Mr. Jin actively promoted the expansion of business portfolios to secure future growth of major affiliates, and created significant synergies for Shinhan’s affiliates from a customer perspective. In particular, amid rising uncertainties due to COVID-19 in 2020, core profits were managed intact due to credit cost management and acquisition of key customers and growth focused on profitable assets. He demonstrated core leadership in promoting ESG strategy within the Bank and was well in line with the Group’s initiatives. Shinhan Bank was the first commercial bank to join the Equator Principles during his term, expanding inclusive financial support for COVID -damaged SMEs.

In February 2021, FSS issued a notice of proposed penalty (Reprimand) to Mr. Jin. This was due to incomplete sales incident in 2020. The 1st Sanction Review Committee was held on February 25, 2021 and sanctions proposed by the FSS will likely be deliberated in March 2021. The final outcome of the penalty will be decided at FSC’s committee meeting, likely to be held after the AGM. The Board Steering Committee of the Group has carefully examined the case and the penalty noticed upon him, and has taken into account Mr. Jin’s proactive measures against the incident from recurring and customer remediation program.

Meanwhile, the sales of Lime Fund were mostly made before he was appointed as the CEO (March 2019). The fact that problematic funds were sold only during six months of his tenure have also been considered by the Board of the Group. On March 3, 2021, the Board of Directors endorsed the nominee selected by the Board Steering Committee. For detailed explanation of the LIME incident, please refer to ‘Additional Information’ section under VI. LIME fund incomplete Sales Incident and the Board’s Risk Management.

A solid succession plan is also in place. The Subsidiary Management Committee, a sub-committee of the Board of Directors, recommends candidates for the CEO of its subsidiary and manages the leadership succession plan and reports the appropriateness of the succession plan to the Board of Directors at least once a year. The criteria will look for candidates with morality, ability to realize Shinhan Value, business expertise, and organizational management capability, shares the company's vision, and recommends a candidate for the CEO as a candidate for public interest and sound management. In particular, if the subsidiary's representative director is unable to perform his/her duties due to sudden reasons, the subsidiary's representative director is recommended through an accelerated succession process that speeds up the process of management succession planning in accordance with Article 7 of the Subsidiary Management Committee Code.

Messrs. Bae Hoon, Lee Yong Guk and Choi Jae Boong, and Kwak Su Keun have been newly nominated and recommended as Independent Directors by the Independent Director Recommendation Committee. On March 3, 2021, the Board of Directors endorsed the nominees selected by the Independent Director Recommendation Committee.

When considering independence, the committee calculates the length of service of an Independent Director by reference to the date of their election by shareholders following their appointment. The Committee has determined that there are no relationships or circumstances which are likely to affect an Independent Director’s judgement and any relationships or circumstances which could appear to do so are not considered to be material. All of the proposed nominees have confirmed that they have no material relationship with another director, member of senior management or any substantial or controlling shareholder of the Company. The Committee, both prior to appointment and when nominating for re-election, enquires, and obtains assurance, that each Director is, or will be capable of contributing the time both expected of them and unanticipated, should additional demands be placed on them. The Committee has considered carefully the number of directorships held by Directors and has applied the same standard of enquiry for each of them. It is satisfied that all Directors, including Directors holding a greater number of appointments, have sufficient capacity to meet their commitments to the Company. As a result of the Director Evaluation conducted annually pursuant to the Company’s Internal Code of Corporate Governance, the Board has confirmed that all Directors have demonstrated an excellent level of performance and have shown commitment to their roles during FY2020.

In addition to reviewing the candidates and their background individually, the Committee also reviews the candidates in the context of the skills, expertise and background represented by other members of the Board of Directors. As such, the committee believes that collectively, the Board of Directors (including the Independent director nominees) brings expertise and skills such as legal, accounting, technology, and business management that are well aligned with requirements based on the Company’s growth aspirations and focus on sustainable growth.

Nomination Process

The Board has three committees responsible for nomination of director candidates:

Committee	Members
	Chair	Independent Directors
Governance and CEO Recommendation Committee (Recommends Executive Director nominees)	Lee Yoon-jae (Independent)	✓Park Cheul ✓Byeon Yang-ho ✓Sung Jae-ho ✓Huh Yong-hak ✓Jin Hyun-duk ✓Choi Kyong-rok
Board Steering Committee (Recommends Non-Executive non-independent Director nominees)	Cho Yong-byoung (Executive)	✓Byeon Yang-ho ✓Lee Yoon-jae ✓Huh Yong-hak ✓Park Ansoon
Independent Director Recommendation Committee (Recommends Independent Director nominees)	Sung Jae-ho (Independent)	✓Park Cheul ✓Yoon Jaewon ✓Jin Hyun-duk ✓Yuki Hirakawa

For further detail on the nomination process, please refer to the Corporate Governance Overview section of this document and the 2020 Corporate Governance Report available on our website (https://www.shinhangroup.com) on March 4, 2021. English report will be available on the company’s website (http://www.shinhangroup.com/en/governance/cgs_report.jsp) on or before March 19, 2021.

Proposed Board Composition

Item #	Name	Director Classification	Gen- der	Date of Birth	Nationality	Expertise	End of Tenure	Share Ownership	BoD Meeting Attendance Rate1)
-	Cho Yong-byoung	Executive Director	M	Jun. 30, 1957	Korea	Finance	FY2022 AGM	13,580	100%
3-1	Jin Ok-dong	Non-Executive Director	M	Feb. 21, 1961	Korea	Finance	FY2022 AGM	13,937	100%
3-2	Park Ansoon	Independent Director	M	Jan. 24, 1945	Korea	Business Management	FY2021 AGM	-	94%
3-3	Bae Hoon*	Independent Director	M	Mar. 30, 1953	Korea	Legal	FY2022 AGM	-	n/a.
3-4	Byeon Yang-ho	Independent Director	M	Jul. 30, 1954	Korea	Finance	FY2021 AGM	-	100%
3-5	Sung Jae-ho	Independent Director	M	Mar. 18, 1960	Korea	Legal	FY2021 AGM	-	100%
3-6	Lee Yong Guk*	Independent Director	M	May 11, 1964	Korea	Legal	FY2022 AGM	-	n/a.
3-7	Lee Yoon-jae	Independent Director	M	Nov. 3, 1950	Korea	Finance	FY2021 AGM	-	100%
3-8	Choi Kyong-rok	Independent Director	M	May 25, 1966	Korea	Technology	FY2021 AGM	1,331,738 (0.26%)	100%
3-9	Choi Jae Boong*	Independent Director	M	Feb. 18, 1965	Korea	Technology	FY2022 AGM	-	n/a.
3-10	Huh Yong-hak	Independent Director	M	Sep. 10, 1958	Korea	Finance	FY2021 AGM	-	100%
4	Kwak Su Keun*	Independent Director	M	Aug. 16, 1953	Korea	Accounting	FY2022 AGM	-	n/a.
-	Yoon Jaewon	Independent Director	F	Aug. 29, 1970	US	Accounting	FY2021 AGM	-	100%
-	Jin Hyun-duk	Independent Director	M	Sept.10, 1955	Korea	Business Management	FY2021 AGM	9,105	92%

Share ownership based on the total number of common shares outstanding (516,599,554 shares), as of March 3, 2021
1) Attendance rate is from January 1, 2020 to December 31, 2020

*(Newly appointed)

Proposed Board’s Directors Skills and Qualifications

Name	Finance	Economy	Business Management	Accounting	Legal	Technology	International Business	Risk Management
Cho Yong-byoung	O		O
Jin Ok-dong	O		O				O
Park Ansoon			O				O
Byeon Yang-ho	O	O	O
Sung Jae-ho					O		O
Lee Yoon-jae	O	O	O
Choi Kyong-rok			O			O	O
Huh Yong-hak	O		O				O	O
Yoon Jaewon			O	O
Jin Hyun-duk			O				O
Bae Hoon*				O	O
Lee Yong Guk*	O				O		O
Choi Jae Boong*						O
Kwak Su Keun*			O	O

*(Newly appointed)

Agenda Item No.3-1 Non-Executive Director Candidate                    Mr. Jin Ok-dong

1.	Date of Birth………………………………	February 21, 1961
2.	Nominator…………………………………	Board Steering Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar. 25, 2021 until FY2022 AGM (2 years)
6.	Current Position…………………………...	CEO of Shinhan Bank
7.	Independent Directorships……………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	MBA, Chung Ang University
10.	Main Work Experience
	2019 – current	CEO of Shinhan Bank
	2017 - 2018	Deputy President, Shinhan Financial Group
	2017 - 2017	Deputy President, Shinhan Bank
	2015 - 2016	CEO, Shinhan Bank Japan
	2008 - 2014	Head of Osaka Branch, Shinhan Bank Japan,
	2004 - 2008	Head of Treasury Department, Shinhan Bank

Reasons for recommendation

Mr. Jin, recommended as the non-executive director candidate, has been nominated to serve the Board with his extensive experience of working for a bank the past 40 years. Mr. Jin possesses relevant expertise through his work experiences in various aspects including global business. Mr. Jin has held various positions at Shinhan Bank and Shinhan Financial Group, including CEO of Shinhan Bank Japan and Deputy President of Shinhan Financial Group. Additionally, through his time with the Company, Mr. Jin has gained experience across all of Shinhan’s business operations and proven his profound understanding of global business. Mr. Jin’s knowledge of the Company as well as the industry is highly valued and his expertise will be beneficial in all matters concerning the Board of Directors. Mr. Jin has a B.A. in Business Administration from Korea National Open University and Master’s degree in Business Administration from Chung Ang University. The committee nominated him as a non-executive director as he has demonstrated core synergies to be efficiently be created via active communication with the Group’s Board.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Jin’s election.

Agenda Item No.3-2 Independent Director Candidate                            Mr. Park Ansoon

1.	Date of Birth………………………………	January 24, 1945
2.	Nominator…………………………………	Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2021 AGM (1 year)
6.	Current Position…………………………...	Chairman, Taisei Group Co., Ltd.
7	Independent Directorships………………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	94%
9.	Education………………………………….	B.A. in Philosophy, Waseda University
10.	Main Work Experience
	2010 - current	Chairman, Taisei Group Co., Ltd.
	2018 - current	Chairman, the Korean Residents Union in Japan

Reasons for recommendation

Mr. Park is a successful Korean-Japanese entrepreneur and has been nominated to serve on the Board because of his almost 50 years’ experience as an executive in property related businesses. Mr. Park gained his extensive experience in the field through his roles as a CEO of Taisei and other executive positions at the company. During his term, Mr. Park stressed the importance of the independence of the Board, emphasizing the founding principle of Shinhan, which is based on segregation between professional management and ownership. The Committee nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Park’s election.

Agenda Item No.3-3 Independent Director Candidate                          Mr. Bae Hoon

1.	Date of Birth………………………………	March 30, 1953
2.	Nominator…………………………………	Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2022 AGM (2 years)
6.	Current Position…………………………...	Representative Attorney, Orbis Legal Profession Corporation
7.	Independent Directorships………………	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	MBA, Kobe University Graduate School B.A in Economics, Kyoto University
10.	Main Work Experience
	2003 - Current	Representative Attorney, Orbis Legal Profession Corporation
	2006 – 2012	Director, LAZAK (Lawyers Association of Zainichi Korea)
	2002 – 2006	Co-representative Attorney, LAZAK (Lawyers Association of Zainichi Korea)

Reasons for recommendation

Mr. Bae is a Korean lawyer in Japan and a Certified Public Accountant in Japan who has completed a master’s degree in business administration. He specializes in corporate legal advisory for Korean companies that have expanded into Japan. In addition, he has profound understanding of business practices in both Korean and Japanese industries by engaging with Korean Bar Association regularly to promote legal and economic exchanges. The board believes that, with his wealth of experience and knowledge, he is suited for the role to present professional opinions in the major decision-making processes, and to faithfully perform management monitoring and supervision with independence. The committee newly nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Bae’s election.

Agenda Item No.3-4 Independent Director Candidate                          Mr. Byeon Yang-ho

1.	Date of Birth………………………………	July 30, 1954
2.	Nominator…………………………………	Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2021 AGM (1 year)
6.	Current Position…………………………...	Company Advisor, VIG Partners
7.	Independent Directorships………………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Ph.D. in Economics, Northern Illinois University M.A in Economics, Northern Illinois University B.A in International Trade, Seoul National University
10.	Main Work Experience
	2016 - Current	Company Advisor, VIG Partners
	2011 - 2015	Non-Executive Director, TongYang Life Insurance
	2005	Founder of Korean 1st Private Equity Fund, Vogo Fund
	2004 - 2005	President, Korea Financial Intelligence Unit
	1995 - 2004	Director, Bureau of Financial Policy, Ministry of Finance and Economy
	1990 - 1992	Senior Economist, International Monetary Fund

Reasons for recommendation

Mr. Byeon’s services as a former government official of Korean financial policy-making body, Ministry of Finance and Economy, and independent director of TongYang Life Insurance will bring to the Board vision and insight into both current dynamic economic trends and the Korean financial system. Especially his experiences and expertise in banking and insurance operations will be valuable to the company as the Company is making continuing efforts towards enhancing its operations in those sectors. He also showed his strong expertise in financial markets when he established the 1st Korean Private Equity Fund in 2005. The Board believes his expertise and experiences will be a positive addition to the Company considering the Company has plans to further strengthen its capital market-related operations. In addition, Mr. Byeon also contributed to improving financial market systems through an active involvement in a series of restructuring and system reforms since the Asian Financial Crisis in 1997. The committee nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Byeon’s election.

Agenda Item No.3-5 Independent Director Candidate                           Mr. Sung Jae-ho

1.	Date of Birth………………………………	March 18, 1960
2.	Nominator…………………………………	Independent Director Recommendation committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2021 AGM (1 year)
6.	Current Position…………………………...	Professor, Sung Kyun Kwan University School of Law
7.	Independent Directorships………………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Ph.D. in Law, Sung Kyun Kwan University Masters in Law, Sung Kyun Kwan University Bachelor of Laws, Sung Kyun Kwan University
10.	Main Work Experience
	1994 - current	Professor, Sung Kyun Kwan University School of Law
	2018 - 2019	Independent Director, NICE Holdings
	2015 - 2019	Independent Director, Shinhan Card
	2015	Chairman, Korean Council of International Law
	2009 - 2010	Director, Korean Society of International Economic Law

Reasons for recommendation

Mr. Sung is a legal expert with a career as a professor at Sung Kyun Kwan University. He served as a policy advisor of Ministry of Unification in 2009 and Ministry of Foreign Affairs and Trade in 2002. In addition, Mr. Sung served as an independent director at Shinhan Card (2015-2019) where his commitments and insights were widely acknowledged. The Board believes his legal expertise and valuable work ethics he showed during his term were priceless. The committee nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Sung’s election.

Agenda Item No.3-6 Independent Director Candidate                         Mr. Lee Yong Guk

1.	Date of Birth………………………………	May 11, 1964
2.	Nominator…………………………………	Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2022 AGM (2 years)
6.	Current Position…………………………...	Clinical Professor, Seoul National University, School of Law
7.	Independent Directorships………………	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………..	N.A
9.	Education………………………………….	J.D., Harvard University Law School Public and International Affairs, B.A. Princeton University
10.	Main Work Experience
	2020 – current	Clinical Professor, Seoul National University, School of Law
	1992 – 2019	Attorney, Cleary Gottlieb Steen & Hamilton LLP.
	2014 – 2019	Director, Foreign Law Firm Association

Reasons for recommendation

Mr. Lee has served as an attorney at a global law firm for a long time, and gained extensive knowledge and experience in various cases of business operations, such as securities issuance, M&A advisory, and IPOs. The board believes that, with his wealth of experience and knowledge, he brings to the Board his profound understanding in capital market, business strategy and corporate development gained from his significant experience in the legal industry. The committee newly nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors.
The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Lee’s election.

Agenda Item No.3-7 Independent Director Candidate                         Mr. Lee Yoon-jae

1.	Date of Birth………………………………	November 3, 1950
2.	Nominator…………………………………	Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2021 AGM (1 year)
6.	Current Position…………………………...	Retired CEO of KorEI
7.	Independent Directorships………………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………..	100%
9.	Education………………………………….	AMP, Harvard Business School MBA, Stanford Graduate School of Business Bachelor of Laws, Seoul National University
10.	Main Work Experience
	2015 - 2018	Independent Director, CJ Freshway
	2012 - 2016	Independent Director, Busan Bank
	2009 - 2014	Independent Director, LG
	2001 - 2010	Chief Executive Officer, KorEI

Reasons for recommendation

Mr. Lee has served on the boards of many renowned Korean enterprises, such as CJ Freshway, Busan Bank, LG, KT&G, Samsung Fire & Marine Insurance and S-Oil. Through his directorships across various industries such as banking, insurance, energy and consumer staples, he acquired profound understanding of the role and responsibilities of an outside director. Considering his experience as a former government official in a turbulent economic cycle, the Board believes that his macroeconomic perspective will benefit the Group in this time of uncertainties. The committee nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.
The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Lee’s election.

Agenda Item No.3-8 Independent Director Candidate                         Mr. Choi Kyong-rok

1.	Date of Birth………………………………	May 25, 1966
2.	Nominator…………………………………	Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2021 AGM (1 year)
6.	Current Position…………………………...	CEO, CYS Corporation
7.	Independent Directorships………………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%.
9.	Education………………………………….	M.S. in Computational Science, Keio University
10.	Main Work Experience
	2002 - current	CEO, CYS Corporation
	2010 - 2015	Independent Director, Shinhan Life Insurance
	2000 - 2002	Deputy President, CYS Corporation
	1999 – 2000	Research Associate, Information Technology Center at Keio University

Reasons for recommendation

Mr. Choi is an experienced ICT professional who has developed capacities in the areas of network, software, and cyber security – an area that is increasingly important as the Banking industry transitions into the digital age. Apart from his expertise in ICT, Mr. Choi also gained rich managerial experience while serving as CEO at CYS Corporation. In addition, he served as an outside director at Shinhan Life Insurance (2010-2015) where his commitments and insights were widely acknowledged. Especially his profound understanding in Shinhan and valuable work ethics he showed during his term were priceless. Mr. Choi received M.S. in Computational Science from Keio University.
The Committee nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Choi’s election.

Agenda Item No.3-9 Independent Director Candidate                         Mr. Choi Jae Boong

1.	Date of Birth………………………………	Feb 18, 1965
2.	Nominator…………………………………	Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2022 AGM (2 years)
6.	Current Position…………………………...	Professor, Sung Kyun Kwan University, College of Engineering
7.	Independent Directorships………………	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	Ph.D. in Mechanical Engineering, University of Waterloo M.A in Mechanical Engineering, University of Waterloo B.A in Mechanical Engineering, Sung Kyun Kwan University
10.	Main Work Experience
	2009 – current	Professor, Sung Kyun Kwan University, College of Engineering
	2019 – current	Director, Sung Kyun Kwan University, Human-centered Convergence Design Project (BK21+)
	2018 – 2019	Policy Advisor, Innovative Growth Committee, Ministry of Strategy and Finance
	2014 – 2021	Independent Director, E-mart

Reasons for recommendation

Mr. Choi is an experienced Mechanical Engineering professional who has worked with experts in various fields of study, such as engineering, information and communications technology, design et cetera, as he is leading the government Human-centered Convergence Design BK21+ Project, which is a human resource development program initiated by the Korea government. In addition, he served as an independent director at E-mart where he successfully fulfilled his responsibility of independent director. The board believes that he brings to the board his extensive knowledge and experience in technology that the Board needs. The Committee newly nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Choi’s election.

Agenda Item No.3-10 Independent Director Candidate                         Mr. Huh Yong-hak

1.	Date of Birth………………………………	September 10, 1958
2.	Nominator…………………………………	Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2021 AGM (1 year)
6.	Current Position…………………………...	CEO, First Bridge Strategy Ltd.
7.	Independent Directorships………………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Master of International Affairs, Columbia University B.A in Political Science, Korea University
10.	Main Work Experience
	2015 - Current	CEO, First Bridge Strategy Ltd.
	2008 - 2014	CIO of Alternative Investment, Hong Kong Monetary Authority
	2004 - 2008	Executive Director of Asia Investment Banking Division, HSBC
	2003 - 2004	Managing Director, Olympus Capital Investment
	1985 – 2003	Executive Director of Asia M&A Division, JP Morgan

Reasons for recommendation

Mr. Huh is a proven financial expert with an established record as an investment professional backed by vast experiences in global investment banking. He is an avid believer of establishing transparent and trustworthy societal structure through a consistent and reliable financial policy. As the company is focusing on strengthening capital market capabilities and investment banking fields, the Board believes that Mr. Huh will bring to the Board an extensive knowledge of global capital markets, decades of investment experiences and risk management expertise. The committee nominated and recommended him as an independent director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Huh’s election.

Please refer to the “Additional information” section provided at the end of this document for information on the Members of the Board of Directors after the 20th Annual General Meeting of Shareholders

Agenda Item No. 4 Election of Audit Committee Member who will serve as Independent Director

Voting Item(s)

Pursuant to Article 19 of the Act on Corporate Governance of Financial Companies, we seek shareholders’ approval to elect two Audit Committee Members.

•	Agenda Item No. 4 Audit Committee Member Candidate who will serve as Independent Director: Mr. Kwak Su Keun

The Audit Committee Member Recommendation Committee has appointed an independent director, Kwak Su Keun, to add needed expertise such as accounting to enhance the performance of the committee.

Agenda Item No.4 Audit Committee Member Candidate who will serve as Independent Director
Mr. Kwak Su Keun

1.	Date of Birth………………………………	August 16, 1953
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee and Independent Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2022 AGM (2 years)
6.	Current Position…………………………...	Honorary Professor of Accounting, Seoul National University, Business School
7.	Independent Directorships………………	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	Ph.D. in Business Administration, University of North Carolina Chapel Hill M.A in Business Administration, Seoul National University B.B.A, Seoul National University
10.	Main Work Experience
	2018 - current	Honorary Professor of Accounting, Seoul National University, Business School
	2019 - current	Chair of Corporate Governance Advisory Board, Korea Listed Companies Association
	2012 - 2014	Chair of Financial Supervisory Advisory Committee, Financial Supervisory Service
	2011 – 2020	Independent Director, LS
	2004 - 2012	Non-executive member, Securities and Futures Commission

Reasons for recommendation

Mr. Kwak is a renowned professor in business administration with ample experience in policy making, financial regulation, accounting and corporate governance with Ph.D in Business Administration. He has extensive professional experience including serving as an independent director at LS, Lotte shopping and Chair of Audit Committee at Lotte Holdings where he performed various management oversight responsibilities. The Board believes his expertise and academic background in accounting and business administration makes him an ideal candidate for the Audit Committee. The committee newly nominated and recommended him as an independent director and a member of the Audit Committee, as he is expected to contribute to best practices of Audit Committee, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Kwak’s election.

Agenda Item No. 5 Appointment of Audit Committee Member (2 members)

Voting Item(s)

Pursuant to Article 542.12 of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 38 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

•	Agenda Item No. 5-1 Audit Committee Member Candidate : Mr. Sung Jae-ho
•	Agenda Item No. 5-2 Audit Committee Member Candidate : Mr. Lee Yoon-jae

Among the existing independent director candidates, Messrs. Sung Jae-ho and Lee Yoon-jae were recommended as candidates of the Audit Committee Members for fiscal year 2021 through the resolution of the Audit Committee Member Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of each of the following nominee;

Agenda Item No.5-1 Audit Committee Member Candidate                    Mr. Sung Jae-ho

1.	Date of Birth………………………………	March 18, 1960
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2021 AGM (1 year)
6.	Current Position…………………………...	Professor, Sung Kyun Kwan University School of Law
7.	Independent Directorships………………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	Ph.D. in Law, Sung Kyun Kwan University Masters in Law, Sung Kyun Kwan University Bachelor of Laws, Sung Kyun Kwan University
10.	Main Work Experience
	1994 - current	Professor, Sung Kyun Kwan University School of Law
	2018 - 2019	Independent Director, NICE Holdings
	2015 - 2019	Independent Director, Shinhan Card
	2015	Chairman, Korean Council of International Law
	2009 - 2010	Director, Korean Society of International Economic Law

Reasons for recommendation

Mr. Sung is a legal expert with a career as a professor at Sung Kyun Kwan University. He served as a policy advisor of Ministry of Unification in 2009 and Ministry of Foreign Affairs and Trade in 2002. In addition, Mr. Sung served as an independent director at Shinhan Card (2015-2019) where his commitments and insights were widely acknowledged. The Board believes his legal expertise and valuable work ethics he showed during his term were priceless. The committee nominated and recommended him as a member of the Audit Committee, as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Sung’s election.

Agenda Item No.5-2 Audit Committee Member Candidate                   Mr. Lee Yoon-jae

1.	Date of Birth………………………………	November 3, 1950
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.25, 2021 until FY2021 AGM (1 year)
6.	Current Position…………………………...	Retired CEO of KorEI
7.	Independent Directorships………………	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………..	100%
9.	Education………………………………….	AMP, Harvard Business School MBA, Stanford Graduate School of Business Bachelor of Laws, Seoul National University
10.	Main Work Experience
	2015 - 2018	Independent Director, CJ Freshway
	2012 - 2016	Independent Director, Busan Bank
	2009 - 2014	Independent Director, LG
	2001 - 2010	Chief Executive Officer, KorEI

Reasons for recommendation

Mr. Lee has served on the boards of many renowned Korean enterprises, such as CJ Freshway, Busan Bank, LG, KT&G, Samsung Fire & Marine Insurance and S-Oil. Through his directorships across various industries such as banking, insurance, energy and consumer staples, he acquired profound understanding of the role and responsibilities of an independent director. Considering his experience as a former government official in a turbulent economic cycle, the Board believes that his macroeconomic perspective will benefit the Group in this time of uncertainties. The committee nominated and recommended him as a member of the Audit Committee, and in turn, the development of the Company.
The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Lee’s election.

Agenda Item No.6  Approval of the Maximum Limit on Director Remuneration

Voting Item(s)

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company’s Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2018~FY2021 (in KRW)

FY2021(Proposed)	FY2020(Approved)	FY2019(Approved)	FY2018(Approved)
3.5 billion*	3.5 billion	3.5 billion	3.5 billion

* the maximum number of performance shares to be granted to the directors of the board of the Company in respect of fiscal year 2021 be set as 30,000 shares, provided that payments accrued in relation thereto shall be made in fiscal year 2025. The number of performance shares will range from 0% to 100% of 30,000 shares and depend on the performance for the four-year performance period, January 1, 2021 through December 31, 2025. Performance shares are not granted to independent directors. The performance measures include the increase in share price relative to the peer group, the achievement level of net operating income and Return on Equity and NPL ratio before sales /write-off relative to a pre-established target.

Our Director remuneration plan consists of two elements, general compensation and four-year long-term incentive (LTI), in order to emphasize the link between performance and compensation. KRW 3.5 billion is proposed to be the maximum amount of aggregate remuneration that may be disbursed to the 14 directors, including 12 independent directors, of the Company for fiscal year 2021. LTI is not applicable to independent directors.

For fiscal year 2020, the maximum limit approved by the shareholder resolution for 13 directors, including 10 independent directors, was also KRW 3.5 billion. The actual remuneration paid for FY2020 for the 13 directors was KRW 2,061 million.

The Company determines the LTI by conducting performance evaluation on the four-year period of January 1, 2021 to December 31, 2025. The performance measures include the increase in share price relative to the comparison group, the achievement level of net operating income and Return on Equity and NPL ratio before sales/write-off relative to a pre-established target. The maximum number of performance shares to be granted to the directors of the board of the Company in respect of fiscal year 2021 be set as 30,000 shares, ranging from 0% to 100% of the maximum shares, provided that payments accrued in relation thereto shall be made in fiscal year 2025.

It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares may be made in fiscal year 2021 to the extent that the total number of such shares falls within the limit approved at previous shareholders’ meetings held.

Assessment and Compensation

The Compensation Committee and the Board of Directors decide the remuneration system for internal directors. A variable amount of compensation is determined by reflecting the Group’s annual performance as well as long-term outcome. The Board of Directors determines compensation for external directors, and the amount of compensation varies according to the degree of participation in the Board and subcommittees they serve. The annual limit for directors’ compensation is approved at the shareholders’ meeting every year, and the Board of Directors makes decisions on the details within the limit. For internal directors, a Compensation Committee solely consisting of external directors makes additional assessment on the details of the system for compensating the group’s management board, including internal directors

For details of the remuneration, please refer to our Korean version of ‘2020 Annual Report on Corporate Governance & Remuneration System’ which will be disclosed on our company’s website (http://www.shinhangroup.com/kr/governance/board_notice1.jsp) on March 4, 2021. English annual report will be available on the company’s website (http://www.shinhangroup.com/en/governance/cgs_report.jsp) on or before March 19, 2021, before the AGM date.

The Board unanimously recommends that shareholders vote IN FAVOUR of the Maximum Limit on Director Remuneration

Additional Information

I.Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2020. As of the record date, there are 516,599,554 common shares outstanding and 515,892,334 shares, excluding 707,220 treasury shares, are valid shares for voting.

II.Method of Resolutions

Pursuant to the provisions of the Commercial Act, Agenda Item No. 1, 3, 4, 5 and 6 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. For Agenda Item No. 4 and 5, under the Korean Commercial Code, shareholders who own more than 3% of the Company’s voting rights are not entitled to have voting rights above that 3%. This rule applies to audit committee member election only and does not apply to the director election stage (Agenda item No. 3). Agenda Item No. 2, Approval of Revision to Articles of Incorporation, shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

III.Members of the Board of Directors after the 20th Annual General Meeting of Shareholders

Before AGM	After AGM
	Name	Initial Appointment	Reappointed on	Term End
Executive Director	Executive Director
Cho Yong-byoung (CEO)	Cho Yong-byoung (CEO)	March 23, 2017	March 26, 2020	FY2022 AGM
Non-Executive Director	Non-Executive Director
Jin Ok-dong	Jin Ok-dong	March 27, 2019	March 25,2021	FY2022 AGM
Philippe Avril
Independent Directors*	Independent Directors*
Park Cheul (Chair)
Byeon Yang-ho	Byeon Yang-ho†	March 27, 2019	March 25, 2021	FY2021 AGM
Sung Jae-ho	Sung Jae-ho†	March 27, 2019	March 25, 2021	FY2021 AGM
Choi Kyong-rok	Choi Kyong-rok†	March 22, 2018	March 25, 2021	FY2021 AGM
Yuki Hirakawa
Park Ansoon	Park Ansoon†	March 23, 2017	March 25, 2021	FY2021 AGM
Huh Yong-hak	Huh Yong-hak†	March 27, 2019	March 25, 2021	FY2021 AGM
Lee Yoon-jae	Lee Yoon-jae†	March 27, 2019	March 25, 2021	FY2021 AGM
Yoon Jaewon	Yoon Jaewon	March 26, 2020		FY2021 AGM
Jin Hyun-duk	Jin Hyun-duk	March 26, 2020		FY2021 AGM
	Bae Hoon	March 25, 2021		FY2022 AGM
	Lee Yong Guk	March 25, 2021		FY2022 AGM
	Choi Jae Boong	March 25, 2021		FY2022 AGM
	Kwak Su Keun	March 25, 2021		FY2022 AGM

* Independent Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the independent director nominating committee. None of the largest shareholder, those persons "specially related" to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an independent director of such company.
**The new Chairman of the Board of Directors will be elected on the following meeting of Board of Directors after the AGM.

† indicates independent directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.Corporate Governance Overview

Organizational Chart

Note: Chairman & CEO refers to Group CEO, The Chair of the Board is a independent director

Principle and Policy of Governance Structure

In order to promote long-term development of the group, and to protect the profits of stakeholders such as shareholders and financial consumers, Shinhan FG strives to operate with transparency, integrity, and stability and to possess a robust governance structure. The Company takes corporate governance very seriously and is committed to making ongoing improvements to the quality of its disclosures and to its investor engagement. To support its enhancement efforts, Shinhan FG has appointed Morrow Sodali, a leading global governance advisory and shareholder engagement firm, to assist the Company with its FY2020 AGM.

The Company’s principles and policies on governance structure are as follows.

Transparency

Every year, the Company discloses its Annual Report on governance structure on the Company’s website. The Annual Report on the governance structure includes all internal regulations, such as the Articles of Incorporation and regulations for the Board of Directors and its subcommittees, as well as all their activities throughout the fiscal year. The Company has adopted a “cumulative voting system” to protect minority shareholders’ rights and enhance shareholders’ rights. It promotes the “exercise of voting right in writing” to guarantee active voting by shareholders, especially in connection with general meetings of shareholders. The Company also provides real-time videos of its general meeting of shareholders to provide information from these meetings in a fair and timely manner.

Soundness

For soundness of corporate governance, the Company has formed and operates an independent and professional Board of Directors. These directors are chosen for their expertise, and they dutifully comply with applicable laws such as the Commercial Act and the Financial Holding Companies Act and its internal regulations such as the Articles of Incorporation, Internal Code of Corporate Governance, and Board of Directors Regulation.

The Company has also reflected the Act on Corporate Governance of Financial Companies (“Corporate Governance Act”) in its corporate governance, as well as the recommendations made by the Model Corporate Governance in connection with the Board, and dutifully complies with them.

Stability

In order to ensure stable governance structure through checks and balances among its constituents, the Company has delegated its decision-making and operation to the Board and the management respectively and the management reports the status of their execution of duties to the Board. Independent Directors account for 77% of the Board in 2020, which is in excess of the 50% requirement by law, ensuring that the Board of Directors can check the powers of the management. The Company also actively promotes the Board’s Independent Directors-centered activities by filling a majority of each subcommittee with Independent Directors. The average percentage of Independent Directors in subcommittees is 95%.

The Board is granted the authorities to appoint and dismiss CEO (executive director) and senior management. Independent Directors have the authority to request data, advisory services, etc., and the Company has the obligation to provide this information to Independent Directors. Dependent on the findings from the background checks, which includes third-party verification of Independent Directors’ experience and reputation, they will be given two-year terms of office when elected the first time; thereafter they will be given an one-year term of office. This ensures that only Independent Directors that have dutifully executed their duties will have the chance of being re-elected at the general meeting of shareholders.

Diversity and Expertise

The Internal Code of Corporate Governance of the Company specifies the “principle of diversity” in the composition of the Board. These principles are to prevent the Board from advocating specific interests, thereby realizing diversity and expertise of corporate governance. Diversity is considered in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender and geography.

In its actual operations, the Board consists of members with diverse expertise that help to drive the Company’s strategy forward as the financial market and the competitive landscape continue to evolve. This also prevents specific backgrounds or job categories being over-represented.

The composition of the Board evenly covers 6 areas (finance, business management, economy, legal, accounting and technology) mentioned in the Act on Corporate Governance of Financial Companies as expertise requirements. Considering financial holding companies’ characteristics, which cover all sectors of the financial industry, the Company endeavors to elect Independent Directors with expertise across multiple areas. The Company also considers diverse recommendation channels and perspectives regarding the Board’s composition and the selection of Independent Director candidates.

Shinhan is dedicated to increasing female representation on the Board and over the years.

Number of Female Independent director candidates

Classification	#of Independent director candidate	# of female Independent director candidate (in %)	Changes from previous fiscal year
As of Dec 31, 2015	149	14 (9.4%)	+3
As of Dec 31, 2016	219	48 (21.9%)	+34
As of Dec 31, 2017	182	42 (23.1%)	-6
As of Dec 31, 2018	131	33 (25.2%)	-9
As of Dec 31, 2019	108	30 (27.8%)	-3
As of Dec 31, 2020	117	29 (24.8%)	-1

*Since 2017, the number of female candidates has decreased as a result of the long list upgrade (e.g. eligibility verification) but the percentage of the total number of candidates has increased.

CEO Succession

The Committee Regulation states that the Corporate Governance and CEO Recommendation Committee is responsible for deliberation and resolution of recommending the Chairman and CEO candidate to the Board.

1.	Establishment and review of CEO succession plan
2.	Operation of CEO succession plan (i.e. select the Chairman & CEO candidate pool, verify whether the candidates meet the qualification and evaluate)
3.	Qualifications of Chairman and CEO
4.	Recommendation of director who is the most qualified candidate for Chairman &CEO

Governance Structure

Procedure and criteria for appointing Independent directors

Independent Directors are appointed at an Annual General Meeting of shareholders based on the recommendations of the Independent Director Recommendation Committee. The Company considers the diversity of a candidate’s perspective, background, qualifications, and expertise to ensure their diverse background will enhance the Board as a whole and to ensure it fulfills its duties and oversees the Company’s strategy. Evaluation criteria for appointing Independent Directors include:

△Whether the candidate possesses sufficient practical experience or professional knowledge on areas needed for business, such as:

Skills/Qualifications	Description
Finance	Understanding of financial market, reporting, and management strategies
Economy	Ability to interpret macro-economic trends and events
Business management	Current or past leadership roles as top or senior executives
Accounting	Accounting expertise overseeing the integrity of financial reporting
Legal	Legislative experiences gained as policy practitioners and legal professionals, or from the academia and relevant associations
Technology	Experience with or oversight of information system, fin-tech or privacy, cyber security and their related risks
International Business	Experience in diverse geographic, political and regulatory environments
Risk Management	Skills and experience in assessment and management of business and financial risk factors

△ Whether the candidate can conduct his or her tasks fairly to ensure profits for all shareholders and financial consumers without being tied by certain interests, and

△ Whether the candidate possesses the personal attributes such as integrity, a sense of ethics and responsibility, and a collaborative spirit to engage that are appropriate for conducting business. Under a fair and transparent procedure, the Independent Director Recommendation Committee assesses whether the candidates satisfy conditions set by relevant legislation and norms, and recommends them as candidates for Independent Directors. If necessary, it utilizes recommendations from outside the Company, such as shareholders, stakeholders, and external consulting institutions, as much as possible.

Monitoring and Supervising Conflicts of Interest

Article 4 Clause 1 No. 6 of the internal norm grants ‘monitoring activities regarding conflict of interest between the Company and dominant shareholders, employees, etc.’ under the authority of the Board of Directors. Article 10 Clause 1 No. 7 of the Board of Directors’ regulation stipulates ‘approval on transactions between directors and the company’ as a matter to be decided by the Board of Directors. In the current Board of Directors, the President and CEO of Shinhan Bank resides as a Non-Executive Director. Consequently, due to a transaction occurring between Shinhan FG and Shinhan Bank, monitoring activities such as conflict of interest means that the voting right of the President and CEO of Shinhan Bank, is restricted for the relevant case, and the decision is made through a special resolution, which requires approval by over two-thirds of present Directors.

V.Board and Committee Structure

Board Structure

The Board of Directors are responsible for the oversight of the management and the stewardship of the business on behalf of shareholders. The Board and its Committees meet throughout the year to:

(i)review and, where appropriate, approve strategy, business and financial planning and performance, risk, control and financial reporting and audit matters, compensation and management development, corporate culture and public responsibility matters; and

(ii)provide oversight and guidance to, and regularly assess the performance of, the Chief Executive Officer.

The Board’s structure is designed to strike a balance between Board effectiveness and independent judgment absent any vested interest. The Board formally reviews its leadership structure on an annual basis as part of its self-assessment scheme.

Committees of the Board of Directors

There are currently eight Committees that serve under the Board:

•	Corporate Governance and CEO Recommendation Committee

The Committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure. The Committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates. The Chair of this Committee will be elected among the Independent director members. The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

•	Board Steering Committee

The Committee is responsible for ensuring the efficient operations of the Board and the facilitation of the board’s functions. The Committee’s responsibilities also include reviewing and assessing the Board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.

•	Audit Committee

The Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The Committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.

•	Independent Director Recommendation Committee

Members of this Committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Independent Director positions and related matters. The committee meetings are called by the Chair of this committee, who must be an Independent Director.

•	Risk Management Committee

The Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.

•	Remuneration Committee

This Committee is responsible for reviewing and approving the management’s evaluation and remuneration programs.

•	Audit Committee Member Recommendation Committee

Members of this Committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Audit Committee member positions and related matters. The Committee should consist of all the Independent Directors of the Group.

•	Corporate Social Responsibility Committee

The Committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen. This enables the Company to more actively respond to the demands of internal and external stakeholders, including customers, shareholders and the community and fulfill its corporate social responsibility while actively and systematically realize the Group’s mission of “Compassionate Finance, Your Companion for the Future”.

Each Committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each Committee during the FY2020 post March 2020 AGM. (Number of meetings are for January to December 2020) Each Committee member for FY 2021, except for the members of the Audit Committee, will be appointed by the newly composed members of the Board after the 20th Annual General Meeting of Shareholders;

Committee	Members	Director Classification	Meetings attended/ Meetings scheduled to attend	Attendance Rate
Corporate Governance and CEO Recommendation Committee	Lee Yoon-jae (Chair)	Independent	4/4	100%
	Byeon Yang-ho	Independent	4/4	100%
	Park Cheul	Independent	4/4	100%
	Sung Jae-ho	Independent	4/4	100%
	Jin Hyun-duk	Independent	4/4	100%
	Choi Kyong-rok	Independent	4/4	100%
	Huh Yong-hak	Independent	4/4	100%
Board Steering Committee	Cho Yong-byoung (Chair)	Executive	4/4	100%
	Park Ansoon	Independent	2/2	100%
	Park Cheul	Independent	4/4	100%
	Yuki Hirakawa	Independent	2/2	100%
Audit Committee	Yoon Jaewon (Chair)	Independent	9/9	100%
	Lee Yoon-jae	Independent	13/13	100%
	Sung Jae-ho	Independent	13/13	100%
Independent Director Recommendation Committee	Sung Jae-ho (Chair)	Independent	7/7	100%
	Park Cheul	Independent	4/4	100%
	Yoon Jaewon	Independent	4/4	100%
	Jin Hyun-duk	Independent	4/4	100%
	Yuki Hirakawa	Independent	4/4	100%
Risk Management Committee	Byeon Yang-ho (Chair)	Independent	12/12	100%
	Huh Yong-hak	Independent	12/12	100%
	Park Cheul	Independent	8/8	100%
Remuneration Committee	Huh Yong-hak (Chair)	Independent	5/5	100%
	Sung Jae-ho	Independent	3/3	100%
	Yoon Jaewon	Independent	3/3	100%
Audit Committee Member Recommendation Committee	All 10 independent Directors (o)	Independent	2/2	100%
Corporate Social Responsibility Committee	Lee Yoon-jae (Chair)	Independent	6/6	100%
	Byeon Yang-ho	Independent	6/6	100%
	Yoon Jaewon	Independent	6/6	100%
	Choi Kyong-rok	Independent	6/6	100%
	Cho Yong-byoung	Executive	6/6	100%

Current 8 subcommittees will be merged and reorganized to 7 subcommittees after FY2020 AGM.

Current (March 3, 2021)	Proposed	Rationale for the change
Independent Director Recommendation Committee	Independent Director and Audit Committee Member Recommendation Committee	Merging the independent and audit member recommendation committee
Corporate Governance and CEO Recommendation Committee	CEO Recommendation Committee

Name change, no change in the subcommittee responsibilities

: Agendas on corporate governance will be discussed at the higher Board level and the CEO Recommendation Committee will focus more on a recommendation function

Audit Committee	Audit Committee	-
Remuneration Committee	Remuneration Committee	-
Risk Management Committee	Risk Management Committee	-
Board Steering Committee	Deleted	Related responsibilities will be moved upstream to the Board
Audit Committee Member Recommendation Committee	Deleted	Merging the outside and audit member recommendation committee
Corporate Social Responsibility Committee	ESG Strategy Committee	Name Change

Evaluation of the Board

Pursuant to the Company’s Internal Code of Corporate Governance, the Company conducts an annual evaluation process to improve the Board’s operational efficiency and independence which ultimately contributes to promoting shareholders’ best interests. For FY2020, the evaluation took place in January 2021.

All members of the Board participate in answering 5-point scale surveys to evaluate the following:

1.	The Board Operation – meeting hours, proposed meeting agendas, frequency of the Board meeting, and the level of disclosures available for the Board to review.
2.	Role and Responsibilities of the Board – The Board’s performance in serving all its authorities listed in the Internal Code of Corporate Governance.

The responses collected from the Board are compiled and analyzed by an external third-party service provider to ensure the independence of the report. The Board Evaluation for FY 2020 showed that the Board’s operation and role execution were at a good level. As per the results of the evaluation, the following areas were noted for improvement:

•	the Board’s ability to respond and adjust to digital transformation in the financial industry
•	the Board’s ability to discuss extensively of the ESG role that financial institutions should play
•	the Board’s ability to discuss and debate actively over vast agendas, not limited to the members’ expertise
•	the Board recognized that there are constraints stemming from virtual meetings, certain biased ideas on specific agendas needs to be discuss in a holistic perspective

The Company reflected the abovementioned feedback in the sub-tasks under the goals of Board Secretariat’s performance for 2020.

Director Evaluation

To reinforce Directors’ responsibilities and verify their abilities as directors, the Company conducts annual evaluations of Independent Directors and management under the Article 30 and Article 50 of the Internal Code of Corporate Governance, respectively. The evaluation is focused on assessing the level of expertise, fairness in business conduct, ethics, accountability, and integrity of the directors.

For more detail on the criteria used in the director evaluations process, please refer to the 2020 Corporate Governance Report disclosed on the Company website.

VI.	LIME fund incomplete Sales Incident and the Board’s Risk Management

Overview of LIME fund incomplete sales incident

Customers’ appetite in financial products with higher returns have increased with the prolonged low interest rate environment. In the reflection of customers’ strong demand, Shinhan Bank (“SB”, the “Bank”) and Shinhan Investment Corp (“SIC”) previously sold PEF managed by Lime Asset Management (“Lime”, “Lime AM”). In addition, SIC provided Total Return Swap to Lime AM as a prime broker service provider.

Distributor	Fund	Amount sold (in KRW bn)	# of clients (end-2019)
Bank	Credit Insured Fund	271.3	Retail 394, Corporate 84
SIC	Domestic Fund	126.2	Retail 297, Corporate 98
	Trade Finance Fund	87.2

Note: Number of clients are for all the funds that have been halted for redemption

Lime AM’s liquidity risk has increased in the process of investing in illiquid assets. Lime AM announced a massive halt in redemption in October 2019. At year-end 2019, Lime’s 4 mother funds (including 73 related sub-funds) were halted for redemption.

SIC and SB announced a delay in redemption for some of the Lime funds in October 2019. Complaints were submitted to the regulator, where Financial Supervisory Service (“FSS”) conducted an investigation into the management and sales of the funds.

FSS suspected illegal management of some of the Lime funds and requested an investigation by prosecutors, which is still on-going and no official confirmation has been received as of end-February 2021.

FSS will hold numerous Sanction Review Committee sessions starting from 25 February 2021, for both the Bank and the Group. SIC’s sanctions were delivered by the Review Committee in November 2020. The executive penalty (suspension for the ex-CEO) and the corporate level sanction for SIC will be confirmed upon the approval of Securities and Futures Commission and FSC.

The Board’s Response to LIME Incident

The Board has acted quickly in order to rebuild customers’ confidence and protect the reputation of the Group from the incomplete sales incident. The Board of the Group has discussed on numerous occasions to revisit product governance and the financial and non-financial impact from the scandal. As a result, the sales channel has adopted customers’ investment return to their performance measure and the process of the product review committee has been strengthened to fully reflect customers’ point of view.

1.	Discussions by the Group Board
•	In January 2020, the Board of the Group has thoroughly discussed the LIME incident
•	Throughout the year, the Audit Committee of the Group has reported on the accountings of LIME related losses and its impact including 4 reporting from third party auditor
•	The Board has reported upon and has discussed the Lime incident on an ad-hoc basis
•

Numerous discussions have been made during the Social Responsibility Committee, a sub-Board Committee, on customer protection and the Social impact this incident has had on the Group. Directors have urged that the losses related to LIME should be compensated quickly and that the Group and its subsidiaries have solid product governance in place

2.	Discussions by SIC’s Board
•	In November 2019 and in January and in April 2020, the Board of SIC reported on the LIME products and its impact on the customers and the company
•	In May 2020, the Board decided upon advance compensation to customers
•	In August 2020, the Board decided to cope with the recommendation made in July 2020 from the Disputes Settlement Committee within FSS
•	CEO have resigned since the Lime incident

3.	Discussions by the Bank’s Board
•	In June 2020, the Board of Shinhan Bank decided to pay 50% of investment principal of Lime Credit Insured Fund sold in advance, taking the recoverable amount into considerations

Customer-Centric Product Governance

•	KPIs for the sales channel have changed to reflect customers’ investment return over product sales

New process
Strengthened Monitoring process
Product selection
Product Review
Newly added step post LIME
Training
Marketing & Sales
Post-sales Review
Bank
IPS Group
Specialized product
Customer protection
Changes to Asset Management evaluation criteria
Customer Protection
Agreement from related divisions
Risk
Loan planning
Product management
Compliance
Retail
Trust
Other teams
Non-deposit product Council
Non-deposit product committee
CCO Authorization (holds veto rights)
Customer Protection
Product Manufacturing
Sales
Customer Protection
Product Mgmt (Assessment / Inspection)
Customer Support (Complaints)
Customer Protection Committee (Periodic Review)
Temporary Termination of Sales
Sales to Super-elderly not reflected into target achievements
KPI to reflect customer protection
Inspection for incomplete sales
SIC
IPS Group
Strategy
Customer Protection
Product review supervision
CCO Authorization (holds veto rights)
Product launch committee
Customer protection committee
Customer Protection
Product Manufacturing
Sales
Customer Protection Center
Product Management (Assessment / Inspection)
Product Management Committee ((Self Responsibility principle)

Organization Change to strengthen Customer Protection

•	The Board has adapted reshaped product governance to focus on customer, starting from organization level so that check and balance function is intact

For detailed information of notes to financial statements, please refer to audit report through 6-K disclosure dated on March 3, 2021.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Separate Financial Statements (Independent Auditor’s Report)
99.2	Consolidated Financial Statements (Independent Auditor’s Report)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 3, 2021	By:	/s/ Roh Yong-hoon

Name: Roh Yong-hoon
Title: Chief Financial Officer